# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 37,037,038; sole dispositive power 0; shared dispositive power 37,037,038; aggregate amount beneficially owned 37,037,038 (9.7% of the class)
  Comment: Segregated portfolio company
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 37,037,038; sole dispositive power 0; shared dispositive power 37,037,038; aggregate amount beneficially owned 37,037,038 (9.7% of the class)
  Comment: The 9.7% percent of class held by the Reporting Person is based on 364,825,582 outstanding Class A common shares of the Issuer as of September 12, 2025, as reported by the Issuer on the S-3 filed with the Securities and Exchange Commission ("SEC") on September 15, 2025 , plus 18,518,519 common shares underyling warrants held by the Reporting Person. As of October 1, 2025, the percent of class held by the Reporting Person on a partially-diluted basis decreased to 7.9% as a result of an increase to the Issuer's outstanding Class A common shares to 449,696,631, as reported on the Issuer's Prospectus Supplement filed with the SEC on October 1, 2025.

## Item 1. Issuer
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 100 Crescent Court, Suite 1400, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P. O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands
ii) 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,037,038
Percent of class:
9.7% as of September 12, 2025
7.9% as of October 1, 2025
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 37,037,038
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 37,037,038

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1.01 Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Ulla Vestergaard, Director - MMCAP International Inc. SPC (10/15/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, Hillel Meltz, President - MM Asset Management Inc. (10/15/2025)